ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034 First half-year results for FY 2013 (period ended 31 December 2012) Supplemental Information for Prima BioMed Conference Call on March 7, 2013 1 Exhibit 99.1

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CVac Overview
MNCs (white blood cells)
taken from the patient by
apheresis and sent to lab
MNCs separated and matured
to decdritic cells (DCs) with
growth factors
DCs are pulsed with the
antigen Mannan-Mucin-1
Fusion Protein (MFP)
Mucin-1-antigen is
internalized by the DCs
The DCs washed,
formulated, and
frozen as 1ml vials
Manufacturing of CVac
Mechanism after injection
Mucin-1 is overexpressed on
ovarian cancer cells
Cvac administered as 4
intradermal injections at
each dose
CVac activates CD8+ T-cells
specific to mucin 1
T cells target mucin 1
overexpressed on
cancer cells
T cells kill cancer cells

Company strategy
Developing personalized immunocellular
therapeutics for cancer
Establishment of a robust global supply, logistics,
and manufacturing platform leads to clinical and
commercial success
Video review of Prima’s manufacturing is available at
http://primabiomed.com.au/movies/movie_5.php
Goals: monetize our assets through commercial
product partnerships or licenses; increase value
through continued investment in our operational
platform and deepen our product pipeline

Manufacturing development
•
Scaled up manufacturing of the mucin antigen (M-FP)
•
Achieved comparability of product manufacturing in three global facilities (Australia, USA, Germany); demonstrates our capability to transfer the technology into new facilities and it paves the way for future scale up into larger facilities when needed
•
Implemented automated logistics management software –
coordinates manufacturing facilities, dozens of cell
collections centers, hundreds of hospitals, the couriers, our laboratories, and Prima’s quality managers around the globe
•
Customized and validated shipping materials for CVac to allow for greater flexibility in the shipping timelines for CVac
•
Inspected and approved 45 cell collection centers that will be able to collect blood product for making CVac across 13 countries; plan for 52 cell collection centers in 15 countries integrated into our quality system through CY 2013
•
Planning for careful scale up of production capacity from 63-patient trial to nearly 1000-patient trial

Clinical development – ovarian cancer
•
Focus of Prima’s development has been on
newly diagnosed, stage III/IV, epithelial ovarian
cancer patients who achieve remission after
standard first-line debulking surgery and
platinum/taxane chemotherapy
•
Significant unmet medical need and low levels of
potential competition
•
EOC is receptive to immunotherapy approaches
•
Targeting patients with low tumor burden
reasonably intact immune system

Clinical trials – ovarian cancer
•
CAN-003: positive interim data reported in
October & November 2012:
–
Trend of improved PFS in CVac patients
–
CVac induces a mucin 1 specific t cell response
•
CAN-003: upcoming data for all 63 patients:
–
Final immune monitoring data in 3   quarter of CY
2013
–
Final PFS and initial OS data in 4   quarter of CY 2013
•
CAN-004 (CANVAS): status update:
–
Underway in 4 countries and 26 clinical sites
–
Controlled rollout through 2013

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Financial results for the Half-Year
ended 31 December 2012*
Loss after tax: A$ 8,030,406
Loss per basic and diluted share: 0.75 cents (A$ 0.0075 per share)
Loss is down 13.78% to corresponding period last year:
Loss after tax: A$ 9,314,047
Loss per basic and diluted share: 0.92 cents (A$ 0.0092 per share)
G&A expenses: appx A$ 2.6 million (down from A$ 3.3 million)
R&D expenses: appx A$ 7.3 million (down from A$ 7.5 million)
Cash & term deposits: appx A$ 28 million
(does not include A$ 1.4 million accrued during the reporting period but received after the reporting period in February 2013)
*according to International Financial Reporting Standards (IFRS).
Results to be read in conjunction with notes from the Company’s
Half-Year Report and previous year’s Annual Report, both published in compliance with ASX listing rule 4.2A.

Income statement for the Half-Year
ended 31 December 2012*
(unaudited) 31 December 2012 31 December 2011
A$ A$
OTHER INCOME
Total other income 2,079,220 3,031,479
EXPENSES
Depreciation and amortisation (118,138) (78,922)
Research and development and intellectual property (7,279,338) (7,515,131)
Corporate administrative expenses (2,607,964) (3,281,424)
Changes in fair value of derivative financial instruments (37,190) (1,470,049)
Loss before income tax (7,963,410) (9,314,047)
Income tax expense (66,996) -
Loss for the half-year (8,030,406) (9,314,047)
*according to International Financial Reporting Standards (IFRS).
Results to be read in conjunction with notes from the Company’s
Half-Year Report and previous year’s Annual Report, both published in compliance with ASX listing rule 4.2A.

Exciting year ahead
•
Continued scale up of manufacturing and
expanding our cell collection network
•
Phase 2 results in ovarian cancer trial:
– 3Q CY13 – immune monitoring profile
– Q4 CY13 – PFS and OS data
•
Continued rollout of CANVAS
•
CVac opportunities for other cancer targets
in phase 2 / POC trials